Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK OF LAKE SHORE BANCORP, INC.

General

Lake Shore Bancorp is authorized to issue 40,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. The shares of common stock represent non-withdrawable capital, are not an account of an insurable type, and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends. Lake Shore Bancorp may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if Lake Shore Bancorp’s assets are less than the amount necessary to satisfy the requirement set forth above, Lake Shore Bancorp may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by Lake Shore Bancorp is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce Lake Shore Bancorp’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Lake Shore Bancorp will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Lake Shore Bancorp issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Lake Shore Bancorp have exclusive voting rights in Lake Shore Bancorp. They elect Lake Shore Bancorp’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Lake Shore Bancorp’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit without prior board approval. If Lake Shore Bancorp issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters may require the approval of 80% of our outstanding common stock.

The corporate powers and control of Lake Shore Bank are vested in its board of directors, who elect the officers of Lake Shore Bank and who fill any vacancies on the board of directors. Voting rights of Lake Shore Bank are vested exclusively in the owners of the shares of capital stock of Lake Shore Bank, which is Lake Shore Bancorp, and voted at the direction of Lake Shore Bancorp’s board of directors. Consequently, the holders of the common stock of Lake Shore Bancorp will not have direct control of Lake Shore Bank.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of Lake Shore Bank, Lake Shore Bancorp, as the holder of 100% of Lake Shore Bank’s capital stock, would be entitled to receive all assets of Lake Shore Bank available for distribution, after payment or provision for payment of all debts and liabilities of Lake Shore Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the unlikely event of liquidation, dissolution or winding up of Lake Shore Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Lake Shore Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Lake Shore Bancorp are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Exhibit 4.3

Preferred Stock

Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

RESTRICTIONS ON ACQUISITION OF LAKE SHORE BANCORP, INC.

Although the board of directors of Lake Shore Bancorp is unaware of any effort that might be made to obtain control of Lake Shore Bancorp, the board of directors believes that it is appropriate to include certain provisions as part of Lake Shore Bancorp’s articles of incorporation to protect the interests of Lake Shore Bancorp and its stockholders from takeovers which the board of directors might conclude are not in the best interests of Lake Shore Bancorp or its stockholders.

The following discussion is a general summary of the material provisions of Maryland law, Lake Shore Bancorp’s articles of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti‑takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.

Maryland Law and Articles of Incorporation and Bylaws of Lake Shore Bancorp, Inc.

Maryland law, as well as Lake Shore Bancorp’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Lake Shore Bancorp more difficult.

Directors. The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors will be elected annually. Therefore, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including residency restrictions, restrictions on affiliations with competitors of Lake Shore Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the president, the chief executive officer, the chairman, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit without prior board approval. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power

Exhibit 4.3

of all of Lake Shore Bancorp’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Authorized but Unissued Shares. The articles of incorporation authorize 10,000,000 shares of serial preferred stock. Lake Shore Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. In the event of a proposed merger, tender offer or other attempt to gain control of Lake Shore Bancorp that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Lake Shore Bancorp. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that absent at least a two-thirds vote of the members of the whole board of directors approving certain provisions, approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of Lake Shore Bancorp’s directors or by the affirmative vote of at least 80% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the total votes eligible to be cast unless at least two-thirds of the members of the whole board of directors approves such amendment in which case only the affirmative vote of at least two-thirds of the total votes eligible to be cast will be required.

The provisions requiring the affirmative vote of 80% of the total eligible votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of Lake Shore Bancorp in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law, which permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Business Combinations with Interested Stockholders. Maryland law restricts mergers, consolidations, sales of assets and other business combinations between Lake Shore Bancorp and an “interested stockholder.”

Evaluation of Offers. The articles of incorporation of Lake Shore Bancorp provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Lake Shore Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Lake Shore Bancorp and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors in the Articles of Incorporation.

Federal Conversion Regulations

Without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion and stock offering if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively

Exhibit 4.3

to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, no person or group of persons may acquire “control” of a bank holding company, such as Lake Shore Bancorp, unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act and applicable regulations, means ownership, control of, or the power to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as is the case with Lake Shore Bancorp, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, the Bank Holding Company Act prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve Board. Among other circumstances, under the Bank Holding Company Act, a company has control of a bank or bank holding company if the company owns, controls or has the power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors of the bank or bank holding company, or the Federal Reserve Board has determined, after notice and opportunity for hearing, that the company has the power to exercise a controlling influence over the management or policies of the bank or bank holding company. The Federal Reserve Board has established presumptions of control under which the acquisition of control of 5% or more of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve Board, could constitute the acquisition of control of a bank holding company for purposes of the Bank Holding Company Act.